May 11, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cosmos Health Inc.
Request to Withdraw Registration Statement on Form S-1 SEC File No. 333-283910

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cosmos Health Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-283910), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Elliot H. Lutzker, Esq. at (646) 428-3210.

Thank you for your assistance in this matter.

Sincerely,

Cosmos Health Inc.

/s/ Georgios Terzis

By: Georgios Terzis

Title: Chief Financial Officer